UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement

On December 3rd, 2015, Mr. Akis Tsirigakis and Mr. Savvas Georghiades resigned from the board of directors (the "Board") of Ocean Rig UDW Inc. (the "Company") and Mr. Vassilis Karamitsanis and Ms. Chrysoula Kandylidis were appointed to the Board as Class B and Class C directors to replace Mr. Tsirigakis and Mr. Georghiades, effective as of the same date.  Mr. Karamitsanis and Ms. Kandylidis have previously served as directors for DryShips Inc.  The Company's board of directors has determined Mr. Karamitsanis to be independent under the rules of NASDAQ Stock Market. Mr.Karamitsanis will serve as chair of the Board's nominating committee and as a member of its audit committee and compensation committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: December 4, 2015	By:	/s/	George Economou
George Economou
Chief Executive Officer